UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Western Refining Logistics LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

95931Q205
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 95931Q205

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Harvest Fund Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,503,372

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
2,503,372

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,503,372
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

Item 1.

(a)	Name of Issuer:

Western Refining Logistics LP

(b)	Address of Issuer's Principal Executive Offices:

123 W. Mills Avenue, Suite 200
El Paso, TX 79901

Item 2.

(a)	Name of Persons Filing:

Harvest Fund Advisors LLC

(b)	Address of Principal Business Office or, if None, Residence:

100 W. Lancaster Avenue, Suite 200
Wayne, PA 19087

(c)	Citizenship:

Harvest Fund Advisors LLC is a Delaware limited liability company

(d)	Title of Class of Securities:

Common Units Representing Limited Partner Interests

(e)	CUSIP Number:

95931Q205

Item 3.

(a)	[ ]	Broker or dealer registered under section 15 of the Act;
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act;
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[ ]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___

Item 4.	Ownership

(a)	Amount Beneficially Owned: 2,503,372

(b)	Percent of Class: 10.9%

(c)	Number of shares to which such person has:

	(i)	Sole power to vote or direct the vote: 2,503,372

	(ii)	Shared power to vote or direct the vote:

	(iii)	Sole power to dispose or to direct the disposition of: 2,503,372

	(iv)	Shared power to dispose of or direct the disposition of:

Harvest Fund Advisors LLC (Harvest) is a registered investment adviser which furnishes investment advice to private pooled funds and managed accounts (collectively Clients) and exercises trading authority over securities held in accounts on behalf of such Clients. In its role as an investment adviser to its Client portfolios, Harvest has sole dispositive power over the portfolios and, as a result, may be deemed to be the beneficial owner of the securities. However, none of the securities listed herein are owned of record by Harvest, and Harvest disclaims any beneficial interest in such securities.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Clients noted in Item 4 above each have the right to receive all dividends from, and the proceeds from the sale of, such securities held in their respective accounts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2014

/s/ Anthony Merhige
Anthony Merhige
COO &GC

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).